WESCAST REPORTS FIRST QUARTER SALES
AND EARNINGS

Brantford, Ontario, April 27, 2005 — Wescast Industries Inc. (TSX: WCS.SV.A; NASDAQ: WCST) today reported 2005 first quarter revenues of $102.3 million and a net loss for the quarter of $6.6 million. The net loss included an after-tax charge of $6.9 million related to costs associated with restructuring the Company’s North American foundry operations and included the final quarter of manufacturing activity for the Company’s discontinued and unprofitable chassis operations. “The automotive industry in which we operate is facing difficult challenges at the present time, namely high raw material costs and the impact of global competition on market pricing. To meet these challenges we have taken aggressive steps to position our manufacturing operations in North America for the future,” said Ed Frackowiak, Wescast Chairman and C.E.O. “While these actions have negatively impacted the first quarter, we are confident they will yield significant benefits over the longer-term.”

Highlights

•	Wescast revenues were $102.3 million, down 4.0% over the $106.6 million reported in the same quarter last year, reflecting softer market conditions compared with 2004 and the continuing impact of programs lost to offshore competition in the second half of 2004.

•	The Company reported a net loss for the quarter of $6.6 million compared with net earnings of $7.9 million in the first quarter of 2004. Continuing operations generated $3.4 million in net earnings for the quarter, prior to an after-tax charge of $6.9 million to recognize severance and other benefit costs associated with the planned closure of the Company’s foundry operation in Brantford, Ontario. This compares with net earnings from continuing operations of $11.7 million generated over the same period in 2004.

•	The net loss per share on a diluted basis was $0.50 for the first quarter of 2005, compared with net earnings per share of $0.60 earned over the same period in 2004. Continuing operations prior to the impact of the restructuring charge generated earnings per share on a diluted basis of $0.27. The restructuring charge resulted in a negative impact on diluted earnings per share of $0.53. The net result was a loss per share from continuing operations on a diluted basis for the quarter of $0.26, compared with earnings per share from continuing operations of $0.90 in the first quarter of 2004

•	The North American automotive industry experienced a significant decline in light vehicle production levels in the first quarter of 2005, with overall production levels down by 4.9% compared with the same period in 2004. The domestic Big 3, the Company’s primary customer base, reported a decline of 9.2% in production volumes, as the automakers reacted to lower vehicle sales volumes and worked to reduce new vehicle inventory levels.

•	The Company was recently honoured by General Motors, being named as a 2004 supplier of the year award recipient. Only 78 suppliers from a global supply base of 3,500 were honoured with this award The award recognizes Wescast’s performance in providing GM with world class parts and service.

Operations

Consolidated sales for the quarter were $102.3 million, a 4.0% decline over the previous year’s level of $106.6 million.

The sale of powertrain products in North America, excluding prototype and tooling sales, decreased by 11.2% compared to the same period in 2004. Revenues for the quarter were $85.4 million compared with $96.2 million in 2004. The Company experienced a year-over-year decline in unit sales volume in North America of 9.3%; consistent with the percentage decline experienced in vehicle production levels reported by the domestic Big 3, the Company’s primary customer base. Beyond the impact on volumes from the overall market conditions, the lower revenues of the North American powertrain operations reflect:

•	The impact of market driven price reductions compared to the same quarter last year.

•	A reduction in volumes to Ford, reflecting the impact of programs resourced to Asian suppliers in the second half of 2004.

The factors above were partially offset by:

•	Increased shipments to non-Big 3 customers, specifically Nissan and Isuzu.

•	Increased volumes with DaimlerChrysler as new programs with this customer ramped up to full capacity.

Revenues generated by the Company’s operations in Hungary, excluding prototype and tooling sales, were $12.8 million for the quarter. This compares with $6.0 million recorded during the same quarter last year. Much of this growth represents the increase in the Company’s proportionate share of revenues compared with the first quarter of 2004. On August 31, 2004 the Company’s proportionate ownership interest in the operation increased from 50% to 100%. Excluding the impact of the ownership change, revenues on a non-proportionate basis generated by the operation in Hungary in the first quarter of 2005 were similar to those generated over the same period in 2004.

Consolidated revenues from prototype and tooling sales in the first quarter were $4.1 million, consistent with the $4.4 million recorded in the first quarter of 2004.

A net loss of $6.6 million was reported for the quarter, compared with net earnings of $7.9 million reported in the first quarter of 2004. The loss in 2005 is comprised of net earnings generated by continuing operations of $3.4 million which were reduced by an after-tax charge of $6.9 million related to restructuring activities and the impact of net losses from discontinued operations of $3.1 million. This compares with net earnings from continuing operations of $11.7 million and a net loss of $3.9 million from discontinued operations reported in the first quarter of last year.

The Company’s North American powertrain operations reported a net loss of $0.6 million. The first quarter loss included an after-tax restructuring charge of $6.9 million for costs associated with the closure of the Brantford foundry operation. Adjusting for the impact of this charge, the North American powertrain operations reported net earnings of $6.3 million or 7.1% of sales, a decline from the net earnings of $12.9 million or 12.9% of sales reported in the first quarter of 2004.

The decline resulted from the impact of:

•	Higher raw material and other commodity prices compared with 2004, specifically balled steel, moly and electricity;

•	Market driven sales price reductions; and,

•	Lower casting sales volumes.

The impact from these factors was partially offset by the positive benefits from:

•	Improved operating performance in the manufacturing facilities, measured in terms of uptime and scrap rates; and,

•	The impact of Company-wide cost reduction initiatives.

The operation in Hungary generated a net loss of $2.9 million during the quarter compared with a $1.2 million net loss reported in the same period in 2004. The majority of the increased loss resulted from the increase in our proportionate ownership interest in the operation. On a non-proportionate basis, the loss generated by the operation in Hungary was slightly higher than the same period in 2004 reflecting the impact of higher raw material costs. The business continues to develop as evidenced by improved uptime performance, however its financial performance reflects the costs associated with ramping-up the manufacturing facilities and the costs associated with new product launches.

The Company’s Chassis business which is classified as discontinued operations generated a net loss of $3.1 million for the quarter, compared with a net loss of $3.9 million reported in the first quarter of 2004. By the end of the quarter the production activities of this business had concluded. In the coming months the Company will focus on the disposal of the manufacturing assets and property associated with the operation.

A more detailed discussion of the consolidated results for the quarter ended April 3, 2005 is contained in the attached Management’s Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds, turbo charger housings and integrated turbo manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe. The Company operates seven production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe,” “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

April 27, 2005
3:00 p.m. EST
To participate, please dial (416)-695-7896 Reservation #T557732W
Post view is available from April 27, 2005 to May 4, 2005. To access please dial 416-695-5278 and enter pin #7732

For further information, please contact:

Mr. Gordon Currie
Vice-President and Chief Financial Office
(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended

	April 3,	March 28,
	2005	2004

Sales	$ 102,349	$ 106,632
Cost of sales	87,134	77,437

Gross profit	15,215	29,195
Selling, general and administration	7,240	9,327
Stock-based compensation	(14)	118
Research, development and design	1,448	1,673

	6,541	18,077
Other (income) expense
Interest expense	302	51
Restructuring charge (Note 3)	10,500	0
Investment income	(18)	(169)
Other (income) and expenses	(266)	145

Earnings (loss) from continuing operations
before income taxes	(3,977)	18,050
Income taxes	(490)	6,301

Earnings (loss) from continuing operations	(3,487)	11,749
Net loss from discontinued operations (Note 4)	(3,151)	(3,896)

Net earnings (loss)	($ 6,638)	$ 7,853

Earnings (loss) from continuing operations per
share (Note 6)
- basic	($ 0.26)	$ 0.90

- diluted	($ 0.26)	$ 0.90

Net earnings (loss) per share (Note 6)
- basic	($ 0.50)	$ 0.60

- diluted	($ 0.50)	$ 0.60

Retained earnings, beginning of period	$ 286,319	$ 319,397
Net earnings (loss)	(6,638)	7,853
Dividends paid	(786)	(1,572)

Retained earnings, end of period	$ 27	$ 325,678

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at
	April 3,	January 2,
	2005	2005

Current assets
Cash and cash equivalents	$ 645	$ 3,745
Receivables	61,281	66,758
Income taxes receivable	3,292	7,441
Inventories	39,323	38,580
Prepaids	2,849	2,539
Future income taxes	1,180	1,177
Current assets - discontinued operations (Note 4)	7,383	10,096

	115,953	130,336
Property, plant and equipment	351,873	364,690
Future income taxes	52,301	50,427
Other	514	595
Long-term assets - discontinued operations (Note 4)	9,215	10,463

	$ 529,856	$ 556,511

Current liabilities
Payables and accruals	$ 41,007	$ 44,148
Current portion of long-term debt	1,364	2,091
Current portion of stock appreciation rights	103	117
Future income taxes	96	96
Restructuring accrual (Note 3)	10,500	0
Current Liabilities - discontinued operations (Note 4)	4,926	38,279

	57,996	84,731
Long-term debt	40,918	28,472
Deferred government assistance	2,406	2,341
Future income taxes	21,333	20,319
Employee benefits	15,579	15,051

	138,232	150,914

Shareholders' equity
Capital stock (Note 5)	110,451	110,374
Retained earnings	278,895	286,319
Share purchase loans	(263)	(650)
Cumulative translation adjustment	2,541	9,554

	391,624	405,597

	$ 529,856	$ 556,511

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended
	April 3,	March 28,
	2005	2004

Cash derived from (applied to)
Operating
Earnings (loss) from continuing operations	($ 3,487)	$ 11,749
Add (deduct) items not requiring cash:
Depreciation and amortization	9,810	9,005
Amortization of financing fees	48	4
Future income taxes	878	358
Loss on disposal of equipment	170	183
Deferred government assistance	65	160
Stock-based compensation, net of payments	(14)	(137)
Employee benefits, net of payments	528	814

	7,998	22,136
Change in non-cash operating working capital
(Note 7)	15,125	(11,890)

	23,123	10,246
Discontinued operations	(3,774)	(6,094)

	19,349	4,152

Investing
Purchase of property, plant and equipment and
other assets	(3,428)	(4,502)
Proceeds on disposal of equipment	5	86
Discontinued operations	1,056	(950)

	(2,367)	(5,366)

Financing
Issue of long-term debt (Note 4)	19,109	118
Repayment of long-term debt	(7,280)	(463)
Payment of credit facility fees	(11)	0
Payment of obligations under capital leases	(152)	(144)
Issuance of common shares	77	97
Employee share purchase loan repayments	387	25
Dividends paid	(786)	(1,572)
Discontinued operations (Note 4)	(31,426)	0

	(20,082)	(1,939)

Net increase (decrease) in cash and cash equivalents	(3,100)	(3,153)
Cash and cash equivalents
Beginning of period	3,745	28,358

End of period	$ 645	$ 25,205

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The unaudited interim consolidated financial statements (“interim financial statements”) have been prepared following the accounting policies as set out in the annual consolidated financial statements for the year ended January 2, 2005 included in the Company’s 2004 Annual Report to Shareholders.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual consolidated financial statements. These interim financial statements should be read in conjunction with the most recent annual consolidated financial statements for the year ended January 2, 2005.

The interim financial statements and the notes thereto have not been reviewed by the company’s external auditors pursuant to a review engagement applying review standards set out in the CICA handbook.

Note 2. Recent accounting pronouncements and changes in accounting policies

In June 2003, the CICA issued Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Interest Entities”. AcG-15 requires that an enterprise holding other than a voting interest in a Variable Interest Entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. The Company has concluded that it has no VIEs, as a result the adoption of the guideline had no impact on the Company’s interim financial statements.

Note 3. Restructuring charge

On February 23, 2005, the Company announced that its Board of Directors had approved a foundry optimization plan for its North American operations aimed at significantly lowering operating costs through the effective utilization of foundry assets. As a result, the Company indicated that its foundry operation in Brantford, Ontario would be closed during fiscal 2005 following transfer of the plant’s production requirements to the Company’s other facilities. Although it is not possible at this time to determine the exact costs that may result from this closure, the Company has estimated and recorded in the first quarter of 2005 a one-time charge to pre-tax earnings of $10.5 million representing anticipated severance and other benefit costs associated with workforce reductions. The nature and magnitude of other potential costs are still to be quantified. This includes completing an assessment of the market value of the foundry assets that may be available for sale following the closure of the facility.

Note 4. Discontinued Operations

Included in discontinued operations are the Company’s chassis business conducted at its Cordele, Georgia operations and its stainless steel manifold business.

The chassis business is being wound down in an orderly manner. The carrying value of the chassis business has been adjusted to reflect the estimate of its net realizable value. Production activities were essentially concluded during the quarter. The Company is pursuing buyers for the manufacturing assets and property. During the quarter revenue bonds associated with the Cordele operation were repaid and refinanced under the Company’s revolving term facility.

The Company approved a plan to shut down its stainless steel manifold business in 2001. All costs associated with the shut-down were reflected in the Company’s 2001 fiscal year. The shut-down was completed as of June 30, 2002. The Company is currently pursuing buyers for the remainder of the manufacturing assets; the carrying value of these assets reflects the estimate of their net realizable value.

Note 5. Capital stock

Authorized
	Unlimited	Preference shares, no par value
	Unlimited	Class A subordinate voting common shares, no par value
	9,000,000	Class B multiple voting common shares, no par value

	April 3,	January	2,
	2005	2005
Issued and outstanding
5,733,154 Class A Common shares	$ 98,024	$ 97,947
(2004 - 5,730,268)
7,376,607 Class B Common shares	12,427	12,427
(2004 - 7,376,607)

	$110,451	$110,374

Note 6. Earnings per common share

Basic earnings (loss) per share from continuing operations and basic net earnings (loss) per share for the three months ended April 3, 2005 and March 28, 2004 are based on the weighted average common shares outstanding (2005 – 13,092,528 shares; 2004- 13,055,938 shares). Diluted earnings (loss) per share from continuing operations and diluted net earnings (loss) per share for the three months ended April 3, 2005 and March 28, 2004 are based on the diluted weighted average common shares outstanding (2005 – 13,113,292 shares; 2004 – 13,187,350 shares).

Note 7. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash operating
working capital	Three months ended

	April 3,	March 28,
	2005	2004

Receivables	$ 5,519	$(13,522)
Inventories	(743)	1,424
Prepaids	(310)	106
Payables and accruals	(3,990)	(121)
Restructuring charge	10,500	0
Income taxes receivable / payable	4,149	223

	$ 15,125	$(11,890)

Note 8. Employee benefits

The Company’s net benefit plan expense, which is recorded in cost of sales and selling, general and administrative expenses, is as follows:

	Three months ended

	April 3,	March 28,
	2005	2004

Pension benefit plan	$586	$780
Other benefit plans	251	202

	$837	$982

Note 9. Segment Information

The Company operates in the automotive industry in two geographic segments, North America and Europe. The Company’s manufacturing facilities, where appropriate, are geographically situated to align with the physical location of its customer base. The Company evaluates segment performance based on earning or loss before income taxes.

There were no intersegment sales during the three months ended April 3, 2005. All Corporate costs not directly allocated to the European operation have been allocated to the North American segment

			Three months ended
		April 3, 2005			March 28, 2004
	North			North
	America	Europe	Total	America	Europe	Total
Sales to external customers	$ 89,095	$ 13,254	$ 102,349	$100,232	$ 6,400	$106,632
Net earnings (loss)	(578)	(2,909)	(3,487)	12,922	(1,173)	11,749
Interest revenue	18	0	18	169	0	169
Interest expense	302	0	302	51	0	51
Depreciation and amortization	7,601	2,209	9,810	8,176	829	9,005
Income taxes	(519)	29	(490)	6,279	22	6,301
Purchase of property,
equipment and other assets	$ 2,887	$ 541	$ 3,428	$ 3,433	$ 1,069	$ 4,502

		April 3, 2005
	North		Discontinued
	America	Europe	Operations	Total
Total Assets	$386,435	$126,823	$16,598	$529,856
Property and equipment	245,498	106,375	0	351,873

		March 28, 2004
	North		Discontinuedd
	America	Europe	Operationss	Total
Total Assets	$414,671	$64,802	$80,910	$560,383
Property and equipment	259,499	53,616	0	313,115

Note 10. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted at April 3, 2005.

Management’s Discussion and Analysis
Of Results of Operations and Financial Position
For the Three Months Ended April 3, 2005

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in Canadian dollars unless otherwise noted. This MD&A should be read in conjunction with: the interim consolidated financial statements and notes thereto for the three-month period ended April 3, 2005; the “Management’s Discussion and Analysis” included in the Annual Report of Wescast for the year ended January 2, 2005; and with the consolidated financial statements and notes thereto for the year ended January 2, 2005. The accompanying interim consolidated financial statements and the notes thereto have not been reviewed by the Company’s external auditors pursuant to a review engagement applying review standards set out in the CICA Handbook.

This MD&A is current to April 26, 2005. Additional information relating to the Company is available online at Sedar.com.

Overview

Wescast Industries Inc. (“Wescast” or the “Company”) designs, casts, machines and assembles high-quality engineered iron products for automotive original equipment manufacturers (“OEMs”) and Tier 1 customers for the car and light truck markets in North America and Europe. The Company employs approximately 2,200 skilled and highly committed people in 7 production facilities and 5 sales and design centres in Canada, the United States, Japan and Europe.

Wescast’s research and development activities are focused on generating innovative solutions for its customers in product design and the use of high performance materials. The Company continues to focus on the conversion of tubular manifolds to cast with current and potential customers around the world. A number of initiatives are underway in this area and in the development of other hot-end solutions to better meet the needs of the customer.

The Company’s resources are strategically aligned to meet unique, customer-specific requirements. The Company believes that the combination of its design capability and high-quality manufacturing creates unique value for the customers in the markets that it serves. The Company believes this is the reason that it is the world’s largest supplier of exhaust manifolds for passenger cars and light truck applications.

The Company’s resources are focused on the execution of its global powertrain strategy. The Company’s powertrain business is focused on the design and manufacture of exhaust system components for sale primarily to OEM and Tier 1 customers for application in the passenger car and light truck markets in North America and Europe. The Company’s powertrain operations in North America are well established and consist of 6 production facilities. The European powertrain operations are conducted through a production facility in Hungary, Wescast Autoipari, Rt., a relatively new operation. Prior to August 31, 2004 the facility, formerly named Weslin Autoipari, Rt., was jointly owned and managed by Wescast and Linamar Corporation (“Linamar”). On August 31, 2004 Wescast acquired the remaining 50% interest in this operation from Linamar.

In July of 2004 the Company announced its decision to exit the Chassis business conducted at its Cordele, Georgia facility. This business, focused on the design and manufacture of brake and suspension components for sale to OEM and Tier 1 customers. This business is reflected as a discontinued operation. Production activities were essentially concluded for this business during the quarter. At this time the Company is pursuing buyers for the manufacturing assets and property.

The following MD&A focuses on the powertrain segment.

Current Market Conditions

North American light vehicle production volumes for the quarter totaled approximately 4.0 million units, a 4.9% decrease from the 4.2 million units produced for the same period in 2004. Production during the quarter by the domestic Big 3 automakers, that comprise the Company’s primary customer base, was down 9.2% over the same period. The Big 3 production decline in the quarter was in response to lower vehicle sales levels and their efforts to reduce vehicle inventory levels.

Results from Operations

Sales

Consolidated sales for the quarter were $102.3 million, a decrease of 4.0% over the previous year’s level of $106.6 million.

•	Revenues from the sale of powertrain products in North America for the quarter, comprised of cast and machined iron manifolds, decreased by 11.2% compared with the same period in 2004. Revenues for the quarter , excluding prototype and tooling revenues, were $85.4 million compared to $96.2 million in 2004. Unit sales of cast manifolds during the quarter of 3.2 million units reflected a decline of 9.3% from the first quarter of 2004. The reduction was consistent with the 9.2% decline in production experienced during the quarter by the Company’s primary customer base, the domestic Big 3 automakers. Impacting revenues beyond the market conditions were:

•	The impact of market driven price reductions compared to the same quarter last year.

•	A reduction in volumes to Ford, reflecting the impact of programs resourced to Asian suppliers.

The factors above were partially offset by:

•	Increased shipments to non-Big 3 customers, specifically Nissan and Isuzu.

•	Increased volumes with DaimlerChrysler as new programs ramp up to full capacity.

Revenues generated by the Company’s operations in Hungary, excluding prototype and tooling sales, were $12.8 million for the quarter. This compares with $6.0 million recorded during the same quarter last year. Much of this growth represents the increase in the Company’s proportionate share of revenues compared with the first quarter of 2004. On August 31, 2004 the Company’s proportionate ownership interest in the operation increased from 50% to 100%. Excluding the impact of the ownership change, revenues by the European operation in the first quarter of 2005 were similar to those generated during the same period in 2004. Increased revenues from new product launches were offset by lower releases on older programs.

Consolidated revenue from prototype and tooling sales for the quarter of $4.1 million was consistent with the $4.4 million in the same period a year ago.

Gross Profit

Gross profit for the quarter was $15.2 million, which represents a decline of 47.9% compared with the $29.2 million reported in the first quarter of 2004. The decline was the result of several factors as follows:

•	The North American powertrain operations generated lower gross profit due to the effects of:

•	The impact of the lower casting sales volumes;

•	The impact of market driven price reductions; and

•	Increases in raw material and other commodity prices that resulted in year-over-year increases in manufacturing costs for the quarter of $7.6 million.

These factors were partially offset by operating performance improvements and savings generated through cost reduction initiatives in the manufacturing facilities.

•	The Company’s operation in Hungary continues to focus on launch activities and improving performance metrics, including equipment uptime and scrap rates. The operation has yet to reach the production levels required to achieve a breakeven position. In addition, similar to the North American business, the operation in Europe is being effected by the rising raw material and commodity prices.

Also contributing to the decline in gross profit was the increase in year-over-year depreciation and amortization. Depreciation and amortization costs included in cost of sales during the quarter were $8.5 million, an increase of $1.2 million over the $7.3 million recorded in the first quarter of 2004. The majority of the increase relates to increased depreciation in Hungary, a significant portion of which resulted from the increase in the proportionate ownership in this operation.

Selling, General and Administration

The Company’s selling, general and administrative costs for the quarter were $7.2 million, a decrease of $2.1 million over the $9.3 million incurred in the same period in 2004. The decrease relates to the reduction of severance costs from those reflected in the first quarter of 2004, the reduction in year-over-year costs associated with flexible compensation and the impact of cost reduction efforts within administrative departments. As a percentage of sales, these expenses decreased from 8.8% in the first quarter of 2004 to 7.1% in 2005. Included in selling, general and administration expenses for the quarter was depreciation of $1.3 million, down $0.3 million from the first quarter of 2004.

Research, Development and Design

The Company’s research, development and design expenses of $1.5 million this quarter were down from the $1.7 million incurred over the same period of 2004. The Company remains committed to funding customer focused research and development activities. The reduced spending this quarter was a result of a company-wide focus on cost reduction initiatives resulting in lower discretionary spending.

Restructuring Charge

In February of 2005 the Company announced that a foundry optimization plan for its North American operations had been approved by its Board of Directors. The plan is aimed at significantly lowering operating costs through the effective utilization of foundry assets. As a result, the Company will close its foundry operation in Brantford, Ontario during fiscal 2005 following the transfer of the plant’s production requirements to the Company’s other facilities. Although it is not possible at this time to determine the exact costs that may result from this closure, the Company has estimated and recorded in the first quarter of 2005 a one-time charge to pre-tax earnings of $10.5 million representing anticipated severance and other benefit costs associated with workforce reductions. The cash flow associated with this charge will occur as the reduction in the workforce takes place over the remaining months of the year and will correspond to the specific timing of production requirements being transferred to other Wescast facilities. The first significant workforce reduction at the facility will be completed in the second quarter of 2005 with a corresponding reduction in North American fixed costs. Interest Expense

Interest expense for the quarter of $0.3 million was up from the $0.1 million incurred over the same period in 2004.

Income Taxes

The effective tax rate reflected for the quarter was 12.3%, compared with a rate of 34.9% in 2004. The operation in Hungary is eligible for a tax holiday, with earnings not subject to income taxes during the first ten years of operations. Consequently no tax benefit has been recognized with respect to the losses generated in Hungary, reducing the rate of tax otherwise recoverable on the consolidated loss reported during the quarter.

Financial Condition, Liquidity and Financial Resources

At April 3, 2005 the Company had cash balances of $0.6 million and net debt of $41.6 compared with cash balances of $3.7 million and net debt of $57.5 million at the end of 2004. During the first quarter, cash flows generated from operations net of capital expenditures and dividend payments were applied to reduce long-term debt. During the quarter, the Company refinanced $31.4 million of revenue bond financing associated with discontinued operations with funds drawn on its revolving term credit facility.

Operating Activities

The Company generated $23.1 million in cash from continuing operations during the first quarter, compared with $10.2 million in cash generated during the first quarter of 2004. The increase was primarily attributable to changes in non-cash working capital in North America, offset by the lower earnings from operations. Cashflow attributable to changes in non-cash working capital during the quarter was $15.1 million, this compares with cash invested in non-cash working capital of $11.9 million in the first quarter of 2004. The net loss reported in the first quarter included a non-cash pretax charge to earnings of $10.5 million representing accrued severance and benefit costs that will be paid in future periods.

Investing Activities

Capital expenditures for the first quarter were $3.4 million, which were $1.1 million lower than the $4.5 million incurred over the same quarter last year. Proceeds from the sale of assets included in discontinued operations generated cash of $1.1 million. Capital expenditures are being closely monitored. Capital spending approvals are focused on projects required to meet specific capacity requirements, those generating a rapid payback or required to meet safety or environmental initiatives.

Financing Activities

Net repayments of long-term debt during the quarter totaled $19.7 million, which included the refinancing of revenue bonds associated with discontinued operations. Prior to their repayment these bonds were classified as a current liability of discontinued operations. During the first quarter of last year net long-term debt repayments were $0.3 million. Dividends paid during the quarter were $0.06 per common share, compared with $0.12 per share in the first quarter of 2004.

Financing Resources

At April 3, 2005 the Company was in a strong financial position. The Company had net debt outstanding at the end of the first quarter of $41.6 million compared with $57.5 million at the end of 2004. At April 3, 2005, the Company had $82.6 million of unused and available credit under a multi-year committed borrowing facility to fund operating needs and growth initiatives, if required.

Shareholders Equity

Shareholders’ equity at the end of the quarter was $391.6 million, a decrease from $405.6 million at January 2, 2005. The decrease resulted from the impact of the net loss recorded during the quarter and the decrease in the value of the cumulative translation adjustment account. The cumulative translation adjustment account represents the unrealized increase in the value of the Company’s investments in its self-sustaining subsidiaries operating in foreign currencies and translated to Canadian dollars at current rates of exchange. The change during the quarter resulted from exchange fluctuations associated with the investment in Hungary.

Outlook

Although there can be no certainty as to future levels of production, current industry estimates project that the automotive industry in North America will remain stable in 2005. While there have been signs of softening in recent months it is projected that North American light vehicle production levels will be in the range of 15.6 to 15.8 million vehicles, consistent with the 15.8 million units achieved in 2004. However, it is also projected that market share declines will result in lower production levels by the Company’s primary customer base, the domestic Big 3 automakers.

The Company anticipates that its 2005 production levels of its North American Powertrain business will not achieve the levels reached in 2004, primarily a result of the lower production volumes projected for its customer base and the annualized impact of production programs re-sourced to low-cost country suppliers during 2004. These declines will be offset by new programs in North America together with new product launches in Europe.

The Company’s results are sensitive to raw material prices for scrap steel and moly. Although scrap steel prices fell in the first quarter, versus the prior quarter, the price of moly remained at or near record highs. If these prices are maintained throughout 2005, Wescast will pay significantly more in total for scrap steel and moly than was incurred in 2004.

The Company’s strategic direction is the pursuit of a global powertrain strategy capable of generating attractive growth and strong financial return prospects for our stakeholders:

•	The focus of the core Powertrain segment in North America will be on becoming more cost-competitive in an effort to address the significant pressure on pricing that is being exerted by the powertrain customer base. This pressure has intensified with the growing threat from competitors based in low-cost countries, specifically China. To meet this challenge the Company will continue to pursue aggressive year-over-year cost-reduction targets in these operations. Progress has been made toward achieving these targets by applying the Company’s HEART participative management process and continuous improvement focus. To date many cost-reduction initiatives have been proposed and are being implemented.

•	The Company will also focus on aligning its global capacity to meet the needs of its customers in the most efficient manner available. This includes the closure of the foundry operations in Brantford, Ontario. This element of the Company’s foundry optimization plan is anticipated to reduce fixed costs commencing with manpower reductions in the second quarter of 2005, with further reductions over the remainder of 2005 as production is transferred to other Wescast facilities. There will be costs incurred during 2005 associated with the closure, including the severance and benefit costs that were accrued this quarter. The nature and magnitude of other potential costs are currently being quantified. This includes completing an assessment of the market value of the foundry assets that may be available for sale following the closure of the facility.

•	The Company will continue to focus on expanding its powertrain business through the expansion of its customer base and geographic coverage. This includes completing the foundry and machining ramp-up of the operation in Hungary.

•	The Company will maintain its commitment to fund research and development activities, including:
•	The deployment to customers of the “hot-end solutions” strategy; and,
•	The continued development of high-temperature alloys.

•	The Company will continue to evaluate the most effective method to gain entry into the Asian marketplace, including the development of a manufacturing presence in that region.

The Company believes that maintaining the focus on these areas is the best means to ensure the long-term success of the business.

Forward-Looking Information

Certain information provided by Wescast in this MD&A and in other documents published throughout the year that is not a recitation of historical facts may constitute forward-looking information, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimate”, “anticipate”, “believe”, “expect”, and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, global economic and industry conditions causing changes to production volumes, changes in raw material and other input costs, price reduction pressures, dependence on certain vehicles and major OEM customers, program launch delays, currency exposure, contract negotiations with the unionized workforce, failure in implementing Company strategy, technological developments by the Company’s competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. While the Company believes that its forecasts and assumptions are reasonable, persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ from those indicated by such forward-looking statements.